FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

The Financial Supervisory Authority of Norway

KRT-1500 Form for notification of transactions carried out by persons discharging managerial responsibilities ("primary insiders") and their closely associated persons

Date sent:	18.08.2026 / 16:58
Receiver:	The Financial Supervisory Authority of Norway
Reference number:	d2b16b101260

1 About the reporting

1.1 Are you reporting on behalf of yourself or others?

On behalf of others

1.2 Information about the reporter

1.2.1 Reporter's name

PETERSEN CHRISTIAN EMIL

1.2.2 Reporter's company name

Ro Sommernes

1.3 Information about primary insider / closely associated person

If the transaction is carried out by a closely associated legal entity of a primary insider, tick the option for entity closely associated with a primary insider, not primary insider. You will then be able to register information about both the primary insider and the entity closely associated with the primary insider.

1.3.1 I report as / on behalf of:

Primary insider

1.4 About the primary insider

1.4.2 Name

VIDAR HASUND

1.4.4 Position/Role

CFO

2 About the notification

2.1 Is this a new notification or a correction of a previously reported transaction? New notification 2.2 Information about the issuer or the emission allowance market participant 2.2.1 LEI code (for issuer or emission allowance market participant) 984500D86FFE5EYE7988 2.2.2 Company name (for issuer or emission allowance market participant) Himalaya Shipping Ltd. 2.3 The reportable transaction Description of the financial instrument/type of financial instrument 2.3.1 Instrument : Share 2.3.2 ISIN code : BMG4660A1036 2.3.2.1 Issuer name : Himalaya Shipping Ltd. 2.4.1 Transaction type : Sale 2.5.1 Is the transaction linked to the exercise of a share option scheme? : No 2.6.1 Currency : NOK 2.8.1 Average price per unit : 149,31 2.8.2 Aggregated volume : 100 000 2.8.3 Total amount : 14 931 000 2.9.1 Specify date : 08/18/2026 2.10.1 Trading venue : XOSL - Oslo Bors If more than one transaction of the same type, financial instrument, day and trading venue has been made, price and volume can be entered for each transaction. 2.11 Comment You have not entered any information here